UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

OCULUS VISIONTECH INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
67575Y 109
(CUSIP Number)

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	67575Y 109

1	Names of Reporting Persons
Arness Cordick
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,615,000
	6	Shared Voting Power
--
	7	Sole Dispositive Power
2,615,000
	8	Shared Dispositive Power
--
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,615,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.74% (1)
12	Type of Reporting Person (See Instructions)
IN

(1)

 Calculated based on issued and outstanding share capital of 45,572,568 as of December 31, 2018.

Item 1.

(a)

Name of Issuer:

Oculus Visontech Inc.

(b)

Address of Issuer’s Principal Executive Offices:

#507, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 3N6

Item 2.

(a)

Name of Person Filing:

Arness Cordick

(b)

Address of Principal Business Office or, if None, Residence:

3H, 1099 Marinaside Crescent, Vancouver, British Columbia Canada  V6Z 2Z3

(c)

Citizenship:

Canadian

(d)

Title and Class of Securities:

Common Stock

(e)

CUSIP No.:

67575Y 109

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

[_]

Broker or dealer registered under Section 15 of the Act;

(b)

[_]

Bank as defined in Section 3(a)(6) of the Act;

(c)

[_]

Insurance company as defined in Section 3(a)(19) of the Act;

(d)

[_]

Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)

[_]

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

[_]

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

[_]

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

[_]

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[_]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)

[_]

A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)

[_]

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.

Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

 2,615,000 Common Shares

(b)

Percent of Class:  5.74%

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   2,615,000 Common Shares

(ii)

Shared power to vote or to direct the vote:   --

(iii)

Sole power to dispose or to direct the disposition of:   2,615,000 Common Shares

(iv)

Shared power to dispose or to direct the disposition of: --

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.

Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.

Identification and classification of members of the group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2019

/s/ Arness Cordick

Arness Cordick